

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

Via Email
Nadir Ali
Chief Executive Officer
Sysorex Global Holdings Corp.
3375 Scott Blvd., Suite 440
Santa Clara, CA 95054

> **Re: Sysorex Global Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 12, 2013**
> **File No. 333-191648**

Dear Mr. Ali:

We have reviewed your letter dated November 12, 2013 and the above-referenced filing and have the following comments. References to prior comments are to those in our letter dated November 5, 2013.

General

1.   Update the financial statements pursuant to Rule 8-03 of Regulation S-X.

2.   We acknowledge your response to prior comment 1; however, we again note that you appear to be registering the shares underlying the underwriter warrants but not the warrants themselves. Please revise or advise.

Prospectus Summary

The Company

Overview, page 4

3.   We note your response to prior comment 7. Tell us why you believe it is appropriate to combine an immaterial reportable operating segment with a material reportable operating segment. We refer you to ASC 280-10-50-13. Identify the accounting literature that supports your presentation.

4.   We note that you have made certain revisions to your disclosure in response to prior comment 8. Please clarify the frequency of Lilien's long-term contract invoices and the frequency of customer payments for the portion of Lilien's customers with contracts ranging from one to five years. In this regard, you state that "revenues are typically

driven by purchase orders that are captured every month." Risk factor disclosure on page 17 describes Lilien's lack of "formal written agreements with many of [y]our clients" and for those with whom Lilien has "such agreements [they] do not generally restrict [your] clients from terminating or deciding not to renew… or from cancelling." Please explain this apparent discrepancy.

Management and Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 32

5.   We note your revised disclosures in response to prior comment 13. Please tell us what consideration you have given to including accounting for Business Combinations within your critical accounting policies.

Stock-Based Compensation, page 39

6.   We note that you have revised your disclosures related to accounting for stock-based compensation and have included a paragraph at the end of your discussion related to the valuation of your common stock. Please revise to present a more thorough discussion of the significant factors, assumptions and methodologies used in estimating the fair value of your common stock. At a minimum, revise your disclosures to include a narrative discussion of the following:
   - Explain what consideration was given to the prices at which your shares had traded and the reasons for the difference in such values and those computed by management.
   - For each valuation date, clearly identify the valuation models employed, the reasons for the selection of each method and the variables (e.g., weighted average cost of capital, marketability discount and other adjustments) used in your models.
   - Where more than one method was used, disclose the weighting of each measure and the method by which the values were allocated (e.g., PWERM).
   - Discuss the factors that contributed to the difference between the fair values at each valuation date and between the most recent valuation and the midpoint of your expected offering price range.
   - Continue to update these disclosures in each pre-effective amendment.

Business

Pending Letter of Interest, page 54

7.   We are continuing to evaluate your response to prior comment 15, as well as your revised disclosures in response to prior comment 18. Your response that the acquisition is not yet probable notwithstanding, we are unable to fully evaluate your response until you have provided us with an estimate of the significance of this potential acquisition based on the

significance computations set forth in Rule 1-02(w). Clarify the status of your negotiations with the Target company and identify the remaining terms that are open. You state that you will "simultaneously sign a definitive agreement and complete the acquisition" prior to the effective date of your Prospectus. This statement suggests that remaining terms are not significant. Further, we note that you make reference within MD&A to revenue, net income contributions, and growth rates that appear to imply that the acquisition is probable. If not probable, tell us why you believe including this information here and elsewhere in your filing is appropriate if the acquisition is not probable.

Certain Relationships and Related Party Transactions, page 70

8.   We note your response to prior comment 19. It still appears, however, that you do not discuss in this section the amounts you owe to a business partner in connection with the non-interest cash advance you received in 2009, as described in Note 7 to Sysorex Global Holdings' consolidated financial statements. Please revise or advise.

Sysorex Global Holdings, Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Revenue Recognition, page F-8

9.   We are continuing to evaluate your response to prior comment 23. We note your statement that "the parties to the contract include Lilien, [y]our customer and the third-party service provider." Indicate whether you have separate contracts with each party. Indicate whether your customer has a contract directly with the third-party service provider ("Provider"). Tell us whether the Provider is the manufacturer of the hardware or software sold to your customers. Further, tell us whether you have refunded amounts to customers who were either dissatisfied with services provided or had unused maintenance. In these cases, confirm that you did not have any remedy for relief from the Provider.

Note 4 – Business Combination, page F-10

10.   We note your response to prior comment 26. It remains unclear to us why Lilien would not be deemed to be a predecessor of the registrant. In this regard, we note that Lilien appears to be significantly larger than the registrant's historical operations. Please address the following:
  *   Tell us why the factors you cite in your prior response should be considered in an analysis of whether an entity is a predecessor of the registrant in light of the definition of a predecessor specified in Rule 405 of Regulation C ("Rule 405"). In this regard, Rule 405 appears to focus on relative size rather than the types of factors you discuss in your response.

- Describe to us how you considered comparing the registrant to Lilien on other quantitative metrics (e.g. gross profit, Adjusted EBITDA, etc.) in your analysis of Rule 405, and clarify how those metrics informed your conclusion.
- Explain how you considered whether investors can make a fully informed investment decision absent the additional information (e.g. MD&A of Lilien's historical operations, etc.) that would be provided if Lilien were to be deemed a predecessor of the registrant.

Note 20. Subsequent Events

Acquisition of Shoom, Inc., page 19

11.   We note your reference to total assets of approximately $29.3 million on a pro forma basis as of December 31, 2012. Tell us why you believe you can assess significance based on pro forma total assets pursuant to Rule 3-05(b) (3) of Regulation S-X. That Rule applies to circumstances where a registrant had filed a report on Form 8-K or a non-IPO registration statement which included audited financial statements of such acquired business for the periods required by this Rule and the pro forma financial information required by Article 11. In this regard, since this Rule does not appear applicable to you, tell us whether you are determining significances in accordance with SAB Topic 1(J). If so, please provide an analysis based on SAB 80.

Exhibits

12.   We acknowledge your response to prior comment 32 and reissue it as it applies to any agreements governing the arrangements whereby you issued stock to Duroob Technology, Inc. in satisfaction of amounts owed by Sysorex Arabia LLC. Please file such agreements or tell us why you are not required to do so. We refer you to Item 601(b)(10)(ii)(A) of Regulation S-K.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3456 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-Mail</u>
        Elliot H. Lutzker
        Davidoff Hutcher & Citron LLP